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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Dollar Financial Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

256664103 (CUSIP Number)

February 28, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 2 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Green Equity Investors II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 3 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Grand Avenue Capital Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 4 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leonard Green & Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 5 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LGP Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 6 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John G. Danhakl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 7 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan D. Sokoloff
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

49,318
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

49,318
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 8 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter J. Nolan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 9 of 14 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan A. Seiffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER

0
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

0
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%
12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 256664103	Schedule 13G	Page 10 of 14 Pages

Item 1	(a).	Name of Issuer

Dollar Financial Corp.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1436 Lancaster Avenue, Suite 310 Berwyn, Pennsylvania 19312

Item 2	(a).	Name of Person Filing

(A) Green Equity Investors II, L.P. (“GEI II”), Grand Avenue Capital Partners, L.P. (“GACP”), Leonard Green & Partners, L.P. (“LGP”), and LGP Management, Inc. (“LGPM”).

GACP is the general partner of GEI II. LGP is the management company of GEI II. LGPM is the general partner of LGP.

(B) John G. Danhakl, Jonathan D. Sokoloff, Peter J. Nolan and Jonathan A. Seiffer.

Messrs. Danhakl, Sokoloff, Nolan and Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI II, GACP, LGP and/or LGPM. Each of Messrs. Danhakl, Sokoloff, Nolan and Seiffer is a partner of LGP.

Item 2	(b).	Address of Principal Business Office, or, if none, Residence

(A) and (B): 11111 Santa Monica Boulevard, Suite 2000 Los Angeles, California 90025

Item 2	(c).	Citizenship

(A) Delaware (B) United States of America

Item 2	(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2	(e).	CUSIP Number

256664103

Item 3.	Not Applicable.

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

0

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 11 of 14 Pages

(b) Percent of class:

0.0%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

On or about February 28, 2007, GEI II sold 5,490,000 shares of Common Stock in an underwritten public offering, and distributed 49,318 shares of Common Stock to GACP, its general partner, which subsequently distributed such shares to The Sokoloff Family Trust dated December 16, 1998. As a result of these transactions, GEI II no longer owns any shares of Common Stock.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 12 of 14 Pages

Exhibit No.	Description
1	Joint Filing Agreement, dated November 30, 2006 (incorporated herein by reference to Exhibit No. 1 to the Schedule 13G filed with the SEC on December 1, 2006).

2	Power of Attorney, dated November 30, 2006 (incorporated herein by reference to Exhibit No. 2 to the Schedule 13G filed with the SEC on December 1, 2006).

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 23, 2007.

Green Equity Investors II, L.P.
By: Grand Avenue Capital Partners, L.P., its General Partner

By:	/s/ Julia Chang
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

Grand Avenue Capital Partners, L.P.
By: Grand Avenue Capital Corporation, its General Partner

By:	/s/ Julia Chang
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Julia Chang
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ Julia Chang
Name:	Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Vice President

/s/ Julia Chang
Julia Chang, as Attorney-in-Fact for John G. Danhakl

/s/ Julia Chang
Julia Chang, as Attorney-in-Fact for Jonathan D. Sokoloff

/s/ Julia Chang
Julia Chang, as Attorney-in-Fact for Peter J. Nolan

/s/ Julia Chang
Julia Chang, as Attorney-in-Fact for Jonathan A. Seiffer

CUSIP No. 256664103	Amendment No. 1 to Schedule 13G	Page 14 of 14 Pages

Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated November 30, 2006 (incorporated herein by reference to Exhibit No. 1 to the Schedule 13G filed with the SEC on December 1, 2006).

2	Power of Attorney, dated November 30, 2006 (incorporated herein by reference to Exhibit No. 2 to the Schedule 13G filed with the SEC on December 1, 2006).